SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sonic Automotive, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

83545G 10 2

(CUSIP Number)

Thomas O’Donnell, Esq.

Dykema Gossett PLLC

100 N. Tryon Street, Suite 2700

Charlotte, NC 28202

704-335-2756

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 83545G 10 2	Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS O. Bruton Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,819,081*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,819,081*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,819,081 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes 192,247 shares of Class A Common Stock owned directly by the Reporting Person, 574,334 shares of Class A Common Stock that can be acquired upon the exercise of options or vesting of restricted stock units within the next 60 days, and 11,052,500 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 11,052,500 shares of the Issuer’s Class B Common Stock owned directly or indirectly by the Reporting Person.

SCHEDULE 13D/A

CUSIP No. 83545G 10 2	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Sonic Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,881,250**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,881,250**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,881,250**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

**	Includes 8,881,250 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 8,881,250 shares of the Issuer’s Class B Common Stock owned directly by the Reporting Person.

SCHEDULE 13D/A

CUSIP No. 83545G 10 2	Page 3 of 5 Pages

This Amendment No. 1 amends and supplements the Schedule 13D originally jointly filed by Mr. O. Bruton Smith (the “Reporting Person”) and Sonic Financial Corporation, a North Carolina corporation (“SFC”), with the Securities and Exchange Commission on November 19, 1997. Capitalized terms used but not otherwise defined in this amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the class of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Sonic Automotive, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 4401 Colwick Road, Charlotte, North Carolina 28211.

Item 2.	Identity and Background.

The Reporting Person is the Issuer’s founder and has been its Chairman of the Board and Chief Executive Officer since its organization in 1997. The Reporting Person controls a majority of the voting capital stock and is the only executive officer of SFC. The directors of SFC are listed on Attachment A. The business address of the Reporting Person and SFC and its directors is 5401 East Independence Boulevard, Charlotte, NC 28212.

Neither the Reporting Person nor SFC and its directors during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock beneficially owned by the Reporting Person and SFC were acquired by them as part of the Issuer’s reorganization and capital restructuring involving the issuance of shares of Class B Common Stock by the Issuer just prior to its initial public offering in 1997. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock upon the holder’s election or under other limited circumstances. The Reporting Person has acquired 192,247 additional shares of Class A Common Stock upon the exercise of options and other awards under the Issuer’s incentive compensation plans or in open-market and other purchases using personal funds and resources.

Item 4.	Purpose of Transaction

The Reporting Person or SFC may, from time to time, depending on market conditions and other factors deemed relevant by them, acquire additional shares of Class A Common Stock, and they reserve the right to, and may in the future choose to, change this purpose with respect to this investment and take such actions as he, it or they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Class A Common Stock which the Reporting Person or SFC now beneficially owns or may hereafter acquire.

Except as described herein, the Reporting Person and SFC do not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present board of directors or

SCHEDULE 13D/A

CUSIP No. 83545G 10 2	Page 4 of 5 Pages

management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 11,819,081shares of Class A Common Stock, including 192,247 shares of Class A Common Stock owned directly by the Reporting Person, 574,334 shares of Class A Common Stock that can be acquired by the Reporting Person upon the exercise of options or the vesting of restricted stock units within the next 60 days, and 11,052,500 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 11,052,500 shares of the Issuer’s Class B Common Stock owned directly or indirectly by the Reporting Person; SFC beneficially owns 8,881,250 shares of Class A Common Stock, including 8,881,250 shares of Class A Common Stock that can be acquired, upon the election of SFC, through the conversion of 8,881,250 shares of the Issuer’s Class B Common Stock owned directly by SFC. All such share numbers are adjusted for a two-for-one stock split effected in the form of a dividend in 1999.

The Reporting Person’s holdings represent approximately 22.0% of the Issuer’s common shares outstanding as of December 31, 2012, including SFC’s holdings that represent approximately 16.7% (based upon 53,239,882 shares of Class A Common Stock deemed outstanding, assuming issuance of the 12,029,375 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock). Shares beneficially owned by the Reporting Person represent approximately 68.7% of the total voting power of the combined voting classes of the capital stock of the Issuer, with the SFC holdings representing approximately 55.0%.

(b) As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, all of the shares of Class A Common Stock beneficially owned by him, including the 8,881,250 shares of the Class A Common Stock that can be acquired upon the conversion of the 8,881,250 shares of the Issuer’s Class B Common held by SFC.

(c) The Reporting Person and SFC have not effected any transactions in the Class A Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

SFC has pledged 5,474,145 shares of its Class B Common Stock to a financial institution as security for certain loans.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

SCHEDULE 13D/A

CUSIP No. 83545G 10 2	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 8, 2013
Date

/s/ O. Bruton Smith
Signature

O. Bruton Smith
Name/Title

SONIC FINANCIAL CORPORATION

By:	/s/ O. Bruton Smith

Name:	O. Bruton Smith

Title:	President

Date:	January 8, 2013

Attachment A

SFC Directors

Name	Principal Occupation or Employment	Citizenship

O. Bruton Smith	Chairman and Chief Executive Officer of Sonic Automotive, Inc. and Speedway Motorsports, Inc.	US

William R. Brooks	Vice Chairman, Chief Financial Officer and Treasurer of Speedway Motorsports, Inc.	US

Randall Storey	Vice President and Tax Director, Speedway Motorsports, Inc.	US